Exhibit 3.1

Excerpted from Bylaws of F.N.B. Corporation, as amended and restated on February 17, 2016 (marked with ~~strikethroughs~~ to show deletions and double underlining to show additions):

Section 2.11 Chairman of the Board. As soon as practicable after the annual meeting, the Nominating and Corporate Governance Committee, in consultation with the Corporation’s incumbent Chair and Lead Director, along with the Chief Executive Officer, shall recommend to the Board one of its members to serve as Chairman of the Board. ~~t~~The Board, after giving consideration to the recommendation of the Nominating and Corporate Governance Committee, shall elect one of its members to be Chairman of the Board to serve at the pleasure of the Board. The duties of the Chairman shall be to preside at all meetings of the Board and to provide a proposed agenda for all such meetings. The Chairman shall also have and may exercise such further powers and duties as from time to time may be determined by the Board.

Section 2.12 Lead Director. The Nominating and Corporate Governance Committee, in consultation with the Corporation’s incumbent Chair and Lead Director, along with the Chief Executive Officer, shall recommend to the Board one of its members to serve as Lead Director. The Board, after giving consideration to the recommendation of the Nominating and Corporate Governance Committee, may elect a Lead Director if the positions of the Corporation’s Chairman and Chief Executive Officer are held by the same person or the Corporation’s Chairman is a former officer of the Corporation or any of its affiliates. The Lead Director shall be elected by a majority of the Corporation’s independent directors and the Lead Director shall be a person who qualifies as an independent and outside director under the Corporation’s Corporate Governance Guidelines and applicable rules of the SEC or exchange on which the Corporation’s stock is listed. The Lead Director shall perform such duties for such term as prescribed in the Corporation’s Corporate Governance Guidelines. In the absence of the Chairman, Chief Executive Officer and President, the Lead Director shall preside at all meetings of the Board.

Section 2.13 Committees of the Board.

(a) Committee Composition~~Attendance~~.

~~The Board, after consideration of the recommendations of t~~The Nominating and Corporate Governance Committee, in consultation with the Corporation’s incumbent Chair and Lead Director, along with the Corporation’s Chief Executive Officer, shall recommend to the Board the members of ~~Chairman and by resolution adopted by a majority of the entire Board, shall appoint from among its members an~~ the Audit Committee, ~~a~~ the Nominating and Corporate Governance Committee, ~~a~~ the Compensation Committee and ~~a~~ the Risk Committee (collectively, the “Standing Committees”) and recommend the designation of the Standing Committees’ chairpersons. The Board, by resolution adopted by a majority vote of its members, shall appoint the members and chairpersons of the Standing Committees. ~~may appoint an Executive Committee~~The Board may appoint an Executive Committee or other committees, and such committees’ chairs, by using the same process prescribed herein for the Standing Committees, or otherwise prescribe a methodology to be used for the appointment of the members and chairs of the Executive or other Board committees. ~~and one or more other committees~~ Each ~~of~~Board committee ~~which~~shall have at least 3 members.

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